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                                                                  Exhibit (a)(3)

                               '[GENOMICA LOGO]'

                       LETTER TO STOCKHOLDERS OF GENOMICA

                               NOVEMBER 29, 2001

Dear Stockholder:

     On November 19, 2001, Genomica entered into an Agreement and Plan of Merger and Reorganization with Exelixis, Inc., pursuant to which Exelixis has commenced an offer to exchange each outstanding share of Genomica common stock for a portion of a share of Exelixis common stock equal to an Exchange Ratio. The "Exchange Ratio" for the offer will be a number equal to the quotient obtained by dividing the Genomica common stock value (determined as described below) by the greater of (i) $13.30285 and (ii) the average closing sales price of Exelixis common stock on the Nasdaq National Market for the 18 trading-day period ending two trading days before the expiration of the initial offering period, as described below. The Genomica common stock value will be determined by dividing $110.0 million by the sum of the number of shares of Genomica common stock and Genomica preferred stock, plus the number of shares of Genomica common stock issuable upon exercise of options and warrants with a per share exercise price of $5.00 or less, each as outstanding on the date shares of Genomica common stock are first accepted for payment pursuant to the offer.

     After careful consideration, the members of the Board unanimously approved the Merger Agreement and determined that the offer is fair to, and in the best interests of, Genomica and its stockholders. The Board recommends that you accept the offer and tender your shares pursuant to the offer.

     In arriving at its determination and recommendation, the Board took into account various factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9. Included as a Schedule to the attached Schedule 14D-9 is the written opinion, dated November 19, 2001, of CIBC World Markets Corp., Genomica's financial advisor, to the effect that, as of the date of the opinion and based upon and subject to the matters described in the opinion, the Exchange Ratio provided for in the transaction was fair, from a financial point of view, to the holders of Genomica common stock (other than Exelixis and its affiliates). You are encouraged to read this opinion carefully and in its entirety.

     Enclosed is Exelixis's Prospectus, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We encourage you to read the attached Schedule 14D-9 and the enclosed materials carefully.

     The offer is subject to, among other things, the tender of a number of shares of Genomica common stock equal to at least the sum of (i) a majority of the outstanding shares of Genomica common stock and (ii) all options to acquire shares of Genomica common stock. Following the completion of the offer, a subsidiary of Exelixis will be merged with and into Genomica and each remaining share of Genomica common stock will be converted into the right to receive the same portion of a share of Exelixis common stock as will be paid in the offer.

     The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, December 27, 2001, unless extended. If you wish to participate in the offer, you will need to properly tender your shares prior to the expiration date and time. Information on how to properly tender your shares is included in the Prospectus and you may call the Information Agent, Mellon Investor Services LLC, at (866) 323-8159 if you have any questions.

                                          Very truly yours,

                                          '/s/ Teresa W. Ayers'
                                          Teresa W. Ayers
                                          Chief Executive Officer and Director